Exhibit 10.1

[Fisher Letterhead]

DATE:	February 27, 2009

TO:	Compensation Committee Members

FROM:	Colleen B. Brown

RE:	Voluntary Salary Reduction

Consistent with my communication to the Board in early December and to the shareholders in late December, this letter will serve as formal notification to the Committee of my decision to take a voluntary 10% reduction in base salary for the 2009 compensation period.

This is in response to the worsening economic conditions the country is experiencing and its resulting impact on advertising.

I am also very pleased to inform you that Rob Dunlop is joining me in this effort by volunteering to reduce his salary by 10% for 2009. In addition, there are 25 other officers, managers, and employees who have joined together in an effort to help reduce expenses in 2009 and have taken similar voluntary reductions.

I am personally touched by the number of dedicated people that have chosen voluntarily to reduce their salaries or have foregone merit increases contractually due them, in an effort to do their part in helping Fisher through a very economically challenging environment. I think it speaks volumes to the spirit of this organization and the loyalty and commitment these individuals have demonstrated to seeing our mission through.

We have taken significant steps to control operating expenses and are pursuing additional ways to drive revenue and opportunity while reducing costs. We are faced with limited visibility for the year and anticipate extensive continued pressure on our business for the near term.

Please let me know if you have any questions.